Mail Stop 4561

July 31, 2009

Abdul Ladha, President and Chief Executive Officer
Ableauctions.com, Inc.
Suite 200 – 1963 Lougheed Highway, Coquitlam
British Columbia, CANADA V3K 3T8

> **Re: Ableauctions.com, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 17, 2009**
> **File No. 001-15931**

Dear Mr. Ladha:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that certain of your proposals are conditioned on approval or implementation of other proposals. For example, you disclose on page 13 that as a condition to the closing of the proposed acquisition of SinoCoking, "[t]he shareholders of Ableauctions entitled to vote at the special meeting must have voted to approve all proposals." Accordingly, please disclose in the summary section, and under each applicable proposal, the extent to which the proposals are cross-conditioned.

2.   Please amend your filing to append a form of proxy as required by Rule 14a-6 of the Exchange Act. Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1). In this regard, note that Rule 14a-4(a)(3) requires the form of proxy to identify whether or not each separate matter to be acted upon is related to or conditioned on the approval of other matters.

3.   Please describe the interests of your officers and directors in the transactions to be acted upon, as required by Item 5 of Schedule 14A. For example, please disclose any interests of Mr. Ladha or any of your other officers or directors in the proposed acquisition of SinoCoking or the proposed plan of liquidation of the historical business, assets and liabilities of Ableauctions that are different from, or in addition to, the interests of your unaffiliated stockholders.

Record Date, Voting Rights, Outstanding Shares and Dissenters' Rights, page 4

4.   Please include disclosure regarding the voting agreement between Mr. and Mrs. Ladha and SinoCoking described on page 61. Indicate consistent with that disclosure the percentage of shares of common stock held by Mr. and Mrs. Ladha that will be voted in favor of the proposals and disclose that they have agreed to use their voting power, if necessary, to replace the board of directors.

Summary Information About Proposals, page 6

General

5.   Please revise the subheading to identify this section as the "Summary Term Sheet." Refer to Item 14(b)(1) of Schedule 14A and Instruction 2 to Item 1001 of Regulation M-A. Revise the subheading on page 11 consistent with this comment.

6.   We note that you have provided in your summary a brief description of the business presently conducted by Ableauctions. Please also provide in this section a brief description of SinoCoking's business, which is expected to constitute the company's principal business following the proposed acquisition.

Effect of the Transactions on Shareholders of Ableauctions, page 8

7.   You disclose that "the persons who hold shares of Ableauctions immediately prior to the acquisition will be diluted, such that the holders of 100% of the issued and outstanding shares of Ableauctions pre-acquisition, will hold 3% of the issued and outstanding shares of Ableauctions post-acquisition." Please revise this section, as well as the section entitled "Dilution of Company Shareholders" on page 51, to discuss the additional dilution to your current shareholders that would result from the proposed equity or debt financing that is contemplated to occur simultaneously with the closing of the proposed acquisition. In addition, ensure that throughout your filing where you quantify the dilution that will result from the proposed acquisition, you indicate, if accurate, that the impact of the anticipated financing is excluded.

Proposal 1: Approval of Acquisition

Summary Term Sheet and Description of the Acquisition

Our Reasons for the Acquisition, page 14

8.   Please expand your discussion of Ableauctions' reasons for engaging in the proposed acquisition, as called for by Item 14(b)(4) of Schedule 14A and Item 1004(a)(2)(iii) of Regulation M-A. Your current disclosure addresses why the company "began exploring a broad range of options that included taking the company in a new direction while also expanding [y]our investment portfolio," but it does not identify the specific reasons the company believes the proposed acquisition with SinoCoking, coupled with a liquidating distribution of Ableauctions' assets, will be in the best interests of your shareholders. In order to provide balanced disclosure, please also disclose any significant disadvantages relating to the proposed acquisition that were considered by Ableauctions.

Contacts between SinoCoking and the Company, page 15

9.   Please describe in material detail how the merger consideration was determined and negotiated.

Management

Management After the Acquisition, page 54

10.   Please ensure that your brief descriptions of the business experience of the individuals who will serve as directors and officers of the company following the proposed acquisition covers each of the past five years, as required by Item 401(e)(1) of Regulation S-K. For example, revise this section to clarify the principal occupations or employment of Messrs. Zheng and Huang for the applicable dates.

Executive Compensation, page 57

11.   You disclose that following the acquisition, members of SinoCoking's management will be appointed as the company's officers and directors. However, you have not provided the information called for by Item 8 of Schedule 14A and Item 402 of Regulation S-K with respect to the named executive officers and directors of SinoCoking. Please provide this disclosure, or tell us why you believe it is not required to be provided.

Certain Relationships and Related Party Transactions, page 60

12.   We note your disclosure regarding the company's agreement to purchase shares in Surrey Central City Holdings Ltd., which is controlled by Mr. Ladha, from Bullion Reef Holdings Ltd., which is also controlled by Mr. Ladha, for a purchase price of $1,347,440. You state that, "One-half of the purchase price will be paid with a promissory note." Please revise to include all of the information called for by Item 404(a)(5) of Regulation S-K with respect to the company's indebtedness in connection with this arrangement, including for example the interest rate and the amount outstanding as of the latest practicable date. In this regard, ensure that your disclosure is updated to reflect the applicable information provided in your current report on Form 8-K filed on July 29, 2009, relating to the conversion of principal and interest due under this note into shares of your common stock.

13.   We also note your narrative and tabular disclosure regarding certain loans made to the company by Mr. Ladha or his affiliates. The table on page 61 purports to show such loans made to the company "from January 1, 2007 through March 25, 2009," and the narrative disclosure indicates that all amounts due under these loans had been paid off in full as of March 16, 2009. Please confirm, if true, that there have been no subsequent loans made to the company by Mr. Ladha or his affiliates, or update your disclosure as necessary to provide any additional information required by Item 404(d)(i) of Regulation S-K.

Proposal 2: Approval of Terms of Plan of Liquidation, page 63

14.   Please expand your disclosure in this section to provide all material information, both qualitative and quantitative, regarding the proposed liquidation of the historical business, assets and liabilities of Ableauctions, to the extent known. State clearly whether you expect there to be any remaining cash available for distribution to shareholders following the discharge of Ableauctions' liabilities and liquidation of its assets. In addition, please disclose the following or advise why you are unable to do so:

- the anticipated timeline for the plan of liquidation;
- when shareholders are expected to receive a distribution, if any, following the discharge of liabilities and liquidation of assets;
- an estimate of the amount of any liquidating distribution to your shareholders, and any material factors that may affect the amount of such distribution; and
- an estimate of the costs of liquidation, including the amount you expect to compensate the trustees for their management of the liquidating trust, and the source of the funds you expect to use to pay these costs.

15.   Please quantify the amount of debt, if any, owed to related parties that is expected to be paid off in connection with the proposed liquidation. We note in this regard your disclosure that you anticipate that the current members of your board of directors, including Mr. Ladha, will serve as trustees of the liquidating trust. If the company anticipates repaying any debts owed to Mr. Ladha or his affiliates in connection with the proposed liquidation, please disclose in this section and elsewhere in your filing as appropriate any conflicts of interest that may result from this arrangement.

16.   Please clarify how the board of directors will select a record date for the determination of shareholders who are entitled to become pro rata beneficiaries of the liquidating trust, and when this information will be announced.

Proposal 3: Reverse Stock Split and Amendment to Articles of Incorporation, page 64

17.   Your disclosure states that the exact ratio of the proposed reverse stock split, within the range of 1-for-20 to 1-for-50, will be determined by subsequent resolution of the board of directors. Please describe the factors that will be considered by the board in determining the exact ratio. In this regard, we note that Section 6.10 of the Share Exchange Agreement filed as Attachment A to the preliminary proxy statement indicates that the ratio of the reverse stock split will be determined by Top Favour.

Proposal 5: Approval of Issuance of Shares in Connection with Financing, page 70

18.   It is unclear from the disclosure provided whether the company has entered into any arrangements with respect to the contemplated financing. Please clarify whether or not the company has entered into any negotiations with any potential investor(s) regarding a financing transaction. In revising your disclosure, please refer to Rule 135c under the Securities Act relating to notices of proposed unregistered securities offerings. Please tell us in your response letter the status of any negotiations with potential investors, and advise of the likelihood of securing financing on terms acceptable to the company.

19.   We note that you are seeking shareholder approval of the issuance of shares of your common stock in connection with a financing transaction that is anticipated to require the issuance of a "significant amount" of common stock or securities convertible into common stock. Please disclose the approximate amount of shares you expect to be issued or issuable in connection with the contemplated financing, if known. Alternatively, please disclose here, if accurate, that the company may issue as part of the financing up to the number of authorized shares of the company that will be unreserved and available for issuance following the proposed reverse stock split. See Item 11(a) of Schedule 14A.

20.   In addition, ensure that you provide all of the information called for by Item 11 of Schedule 14A, to the extent known. In particular, disclose the planned use(s) of proceeds from the contemplated financing, and state explicitly whether further authorization for the issuance of the securities by a vote of shareholders will be solicited prior to such issuance. If the securities are to be issued otherwise than in a public offering for cash, state the general effect of the issuance upon the rights of existing shareholders.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3457.   You may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462, if you thereafter require assistance.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (310) 208-1154
        Mary Ann Sapone, Esq.
        Richardson & Patel LLP
        Phone: (707) 937-2059